

New York Stock Exchange
11 Wall Street
New York, NY  10005

December 2, 2021


Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549


To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of HSBC HOLDINGS PLC, under the Exchange Act of 1934:


- 1.162% Fixed Rate/Floating Rate Senior Unsecured Notes due 2024
- 2.251% Fixed Rate/Floating Rate Senior Unsecured Notes due 2027
- 2.871% Fixed Rate/Floating Rate Senior Unsecured Notes due 2032
- Floating Rate Senior Unsecured Notes due 2024


Sincerely,

*Bev Sawyer*